UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [ X ]             Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    [    ]        No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Paragraph ten of the press release attached as Exhibit 99.1 to this Report on Form 6-K and the financial statements attached thereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders of the Registrant held on November 30, 2010, the shareholders approved the following proposals:

(1)           Reelection of Eric Paneth and Izhak Tamir to the Board of Directors; and

(2)	Reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors.

Press Release

This report on Form 6-K of the Registrant includes the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Tikcro Technologies Reports 2010 Third Quarter Results, dated November 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tikcro Technologies Ltd.

By:/s/ Adam M. Klein
Date: November 30, 2010                                                         Adam M. Klein for Aviv Boim,
                                                                                                   pursuant to authorization

EXHIBIT INDEX

Exhibit
Number                Description of Exhibit

99.1	Press Release: Tikcro Technologies Reports 2010 Third Quarter Results, dated November 30, 2010.